Exhibit 99.1

press release
ArcelorMittal announces US$1 billion share buyback program
11 February 2022, 13:45 CET

Following publication of its fourth quarter and full year 2021 results via its press release dated 10 February 2022 (the ‘ER Press Release’)1, ArcelorMittal announces a new share buyback program in the amount of US$1 billion (the ‘Program’) under the authorisation given by the annual general meeting of shareholders of 8 June 20212. For the background to this Program, reference is made to the ER Press Release. The Program is expected to be completed during the first half of 2022, subject to market conditions.

The shares acquired under the Program are intended:

1) To meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities;

2) To reduce ArcelorMittal’s share capital, and/or;

3) To meet ArcelorMittal’s obligations arising from employee share programs.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

1 https://corporate.arcelormittal.com/media/press-releases/arcelormittal-reports-fourth-quarter-and-full-year-2021-results

2 The Significant Shareholder has declared its intention to enter into a share repurchase agreement with ArcelorMittal, to sell each trading day on which ArcelorMittal has purchased shares under the Program, an equivalent number of shares, at the proportion of the Significant Shareholder’s stake in the Company of 36.34% of issued and outstanding shares of ArcelorMittal, at the same price as the shares repurchased on the market. The effect of the share repurchase agreement is to maintain the Significant Shareholder’s voting rights in ArcelorMittal’s issued share capital (net of treasury shares) at the current level, pursuant to the Program.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com